Exhibit 12.1
Cumulus Media Inc.
Computation of Ratio of Earnings to Fixed Charges

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$127,980	$130,559	$134,680	$166,110	$189,073
Amortization of debt discount and debt interest costs	9,961	9,541	9,493	9,919	10,131
Total fixed charges	$137,941	$140,100	$144,173	$176,029	$199,204

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$(536,874)	$(592,334)	$22,023	$(24,851)	$(146,602)
Add: fixed charges	137,941	140,100	144,173	176,029	199,204
Less: preferred stock dividends	—	—	—	(10,676)	(21,432)
Total earnings available for fixed charges	$(398,933)	$(452,234)	$166,196	$140,502	$31,170

Ratio of earnings to fixed charges	*	*	1.15	*	*

* Earnings for the years ended December 31, 2016, 2015, 2013, and 2012 were inadequate to cover fixed charges. The coverage deficiency for these years was $536,874, $592,334, $35,527 and $168,034, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes, non-controlling interest, plus fixed charges. Fixed charges consist of interest expense and amortized discounts, and preference security dividend requirements.